UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HyperSpace Communications, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

44915D 10 3

(CUSIP Number)

Alec E. Gores

c/o Gores Technology Group, LLC

10877 Wilshire Blvd., 18th Floor

Los Angeles, CA 90024

(310) 209-3010

(name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alec E. Gores
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 985,401 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate amount Beneficially Owned by Each Reporting Person 985,401
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 26.4%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This statement relates to the common stock, no par value (the “Common Stock”), of HyperSpace Communications, Inc., a Colorado corporation (the “Company”), which has its principal executive offices at 8480 East Orchard Road, Suite 6600, Greenwood Village, Colorado 80111.

Item 2. Identity and Background

This statement is being filed by Alec E. Gores, an individual, whose business address is 10877 Wilshire Blvd., 18th Floor, Los Angeles, CA 90024.

During the last five years Mr. Gores has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

As a result of the Voting Agreement (as defined in Item 3), Mr. Gores may be deemed to be a group with the Shareholders (as defined in Item 3) within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Item 3. Source and Amount of Funds or Other Consideration

GTG-Micron Holding Company, LLC, a Delaware limited liability company (“GTG Micron”), GTG PC Holdings, LLC, a Delaware limited liability company (“GTG PC Holdings”), the Company and Spud Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company (the “Merger Sub”) entered into an Agreement and Plan of Merger dated as of March 21, 2005 (the “Merger Agreement”), pursuant to which, subject to the terms and conditions contained therein, the Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving entity (the “Surviving Entity”). As a result of the Merger, all limited liability company membership units of GTG PC Holdings (the “Units”) issued and outstanding immediately prior to the Effective Time (as defined below) of the Merger will be exchanged for an aggregate of (a) 4,300,000 shares of Common Stock of the Company, (b) warrants to acquire 5,000,000 shares of Common Stock of the Company at an exercise price of $3.00 per share and (c) and warrants to acquire 1,500,000 shares of Common Stock of the Company at an exercise price of $5.50 per share. Approximately fifteen percent (15%) of such shares and warrants will be retained by the Company and issued instead to certain employees of MPC Computers, LLC, a Delaware limited liability company and wholly-owned subsidiary of GTG PC Holdings (“MPC”) and its subsidiaries in the form of compensatory stock and options to purchase Common Stock of the Company. If any portion of the compensatory stock and options that are granted to the employees of MPC and its subsidiaries are forfeited in accordance with the terms of their grant, such amounts will be issued as additional consideration to the former holders of Units. As a result of the Merger, GTG PC Holdings will be a wholly-owned subsidiary of the Company. Under applicable Colorado law, the Merger requires the approval of the shareholders of the Company.

As an inducement to GTG Micron and GTG PC Holdings to enter into the Merger Agreement with the Company, certain executive officers and directors of the Company or entities controlled by them (each a “Shareholder” and collectively, the “Shareholders”) who collectively own approximately 26.4% of the outstanding shares of Common Stock of the Company, have entered into an Irrevocable Proxy and Voting Agreement dated as of March 21, 2005 (the “Voting Agreement”)

with GTG Micron and GTG PC Holdings. Pursuant to the Voting Agreement, the Shareholders have agreed to vote all of the shares of Common Stock of the Company owned by them at the time of the shareholders meeting considering the Merger and the Merger Agreement (the “Subject Shares”) in favor of the Merger, the Merger Agreement and the transactions contemplated thereby and against any alternative transaction. On March 30, 2005, each of GTG Micron and GTG PC Holdings assigned their rights under the Voting Agreement to Mr. Gores for administrative convenience. Although Mr. Gores is the chairman and a director of GTG Micron, each of GTG Micron and GTG PC Holdings assigned their rights in the Voting Agreement to Mr. Gores in his individual capacity. Neither GTG Micron nor GTG PC Holdings has any further rights under the Voting Agreement.

Mr. Gores does not have any right to purchase shares of Common Stock of the Company pursuant to the Voting Agreement and thus no funds have been used to purchase any of the Subject Shares.

Item 4. Purpose of Transaction

As a result of the Merger, the holders of Units immediately prior to the Effective Time (as defined below) will acquire approximately 45.5% of the then outstanding Common Stock of the Company. The Voting Agreement was executed and delivered in connection with the Merger Agreement and was entered into by GTG Micron, GTG PC Holdings and the Shareholders in order to assist in ensuring the consummation of the Merger. The descriptions herein of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits 1 and 2 to this Schedule 13D, and which are specifically incorporated herein by reference in their entirety.

Other than as described herein, Mr. Gores does not have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D, although Mr. Gores reserves the right to develop such plans or proposals.

Merger Agreement

Upon the time set forth in the certificate of merger filed with the Office of the Secretary of State of the State of Delaware (the “Effective Time”), the Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Entity.

At the Effective Time, the Units of GTG PC Holdings issued and outstanding immediately prior to the Effective Time will be exchanged for an aggregate of (a) 4,300,000 shares of Common Stock of the Company, (b) warrants to acquire 5,000,000 shares of Common Stock of the Company at an exercise price of $3.00 per share and (c) and warrants to acquire 1,500,000 shares of Common Stock of the Company at an exercise price of $5.50 per share. Approximately fifteen percent (15%) of such shares and warrants will be retained by the Company and issued instead to certain employees of MPC and its subsidiaries in the form of compensatory stock and options to purchase Common Stock of the Company. If any portion of the compensatory stock and options that are granted to the employees of MPC and its subsidiaries are forfeited in accordance with the terms of their grant, such amounts will be issued as additional consideration to the former holders of Units. Each issued and outstanding share of capital stock of the Merger Sub will be cancelled.

At the Effective Time, the limited liability company operating agreement of GTG PC Holdings as in effect immediately prior to the Effective Time shall be the limited liability company operating agreement of the Surviving Entity. The persons serving as officers and directors of the Merger Sub immediately prior to the Effective time shall serve as the officers and directors of the Surviving Entity after the Effective Time.

Pursuant to the Merger Agreement, during the period of time between the date of the Merger Agreement and the earlier to occur of the Effective Time or termination of the Merger Agreement in accordance with its terms, the parties have agreed not to take certain actions without the consent of the other parties and have agreed to take all reasonable action necessary in furtherance of the transactions contemplated by the Merger Agreement.

The consummation of the transactions contemplated by the Merger Agreement is conditioned upon approval by the shareholders of the Company and the members of GTG Micron and other customary closing conditions and is expected to close as soon as such conditions to the Merger are satisfied or otherwise waived.

The Company also agreed that, during the period from the date of the Merger Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to and in accordance with Article 9 of the Merger Agreement, that neither it nor the Merger Sub shall directly or indirectly, (i) solicit, encourage, initiate, or otherwise facilitate any inquiries or the making of any proposal or offer with respect to or relating to an Acquisition Proposal (as defined in the Merger Agreement), (ii) conduct any discussions, enter into any negotiations, agreements, understandings or transactions, or provide any information to any Person (other than to the other party hereto and its Representatives) with respect to or relating to an Acquisition Proposal or (iii) provide any non-public financial or other confidential or proprietary information regarding it or any of its Subsidiaries (other than to the other party hereto and its Representatives), subject to certain exceptions relating to the fulfillment of its fiduciary duties to its stockholders with respect to a Superior Proposal (as defined in the Merger Agreement).

Under the Merger Agreement, the Company has agreed to terminate any discussions or negotiations relating to any acquisition proposal and not facilitate any inquiries (including by way of furnishing information) with respect to an acquisition proposal from a third party, and is obligated to pay GTG Micron a termination fee of $500,000 and reimburse GTG Micron for expenses up to a maximum of $325,000 if the Company terminates the Merger Agreement, for among other reasons, to enter into a superior third party acquisition proposal or to recommend a third party acquisition proposal.

Pursuant to the Merger Agreement and subject to the terms and conditions contained therein, the Company has agreed to (a) call a special meeting of its shareholders for the purpose of considering and taking action upon the Merger Agreement and the Merger, (b) recommend to its shareholders the adoption and approval of the Merger Agreement and the Merger, and (c) not modify such recommendation, except in certain circumstances set forth therein.

In addition, the Company has agreed under the Merger Agreement to obtain and furnish the information required to be included in a proxy statement/prospectus to solicit proxies from the Company’s shareholders for approval of the Merger Agreement and the Merger at a special meeting of shareholders and file the proxy statement/prospectus with the Securities and Exchange Commission related thereto.

Voting Agreement

Under the Voting Agreement (after giving effect to the assignment by each of GTG Micron and GTG PC Holdings of their rights thereunder to Mr. Gores), the Shareholders have agreed that, prior to the Termination Date (as defined below), at any meeting of the shareholders of the Company, however called, and in any written action by consent of shareholders of the Company, unless otherwise directed in writing by Mr. Gores, such Shareholders shall cause the Subject Shares held by such Shareholders to be voted:

(a) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof, in favor of each of the other actions contemplated by the Merger Agreement and in favor of any action in furtherance of any of the foregoing;

(b) against any action or agreement that would result in a breach of any representation, warranty or covenant of the Company in the Merger Agreement; and

(c) against the following actions (other than in connection with the Merger and the transactions contemplated by the Merger Agreement): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any subsidiary of the Company; (ii) any sale, lease, sublease, license, sublicense or transfer of a material portion of the rights or other assets of the Company or any subsidiary of the Company; (iii) any reorganization, recapitalization, dissolution or liquidation of the Company or any subsidiary of the Company; (iv) any change in a majority of the board of directors of the Company; (v) any amendment to the Company’s articles of incorporation or bylaws; (vi) any material change in the capitalization of the Company or the Company’s corporate structure or issuance of shares by the Company; and (vii) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the Voting Agreement.

Additionally, prior to the Termination Date, each Shareholder agreed that it would not enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with the foregoing.

In addition, pursuant to the Voting Agreement, during the period from the date of the Voting Agreement through the Termination Date, each Shareholder has agreed that it shall not, directly or indirectly, cause or permit any Transfer other than certain permitted transfers or by operation of law. Under the Voting Agreement, a Shareholder shall be deemed to have effected a “Transfer” of a security if such Shareholder directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security to any person other than Mr. Gores; (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein to any person other than Mr. Gores; or (iii) reduces such Shareholder’s beneficial ownership of, interest in or risk relating to such security other than by operation of law. Additionally, each Shareholder agreed to give, immediately upon execution of the Voting Agreement, irrevocable instructions to any broker holding Subject Shares under a 10b5-1 Plan to terminate sales under such plan.

Each Shareholder also agreed, during the period from the date of the Voting Agreement through the Termination Date, that it would ensure that other than as contemplated by this Voting Agreement: (a) none of the Subject Shares held by such Shareholder would be deposited into a voting trust; and (b) no proxy would be granted, and no voting agreement or similar agreement would be entered into, with respect to any of the Subject Shares held by such Shareholder.

Each Shareholder agreed that, during the period from the date of the Voting Agreement through the Termination Date, such Shareholder would not, in his or her capacity as a shareholder of the Company, directly or indirectly, and such Shareholder would ensure that such Shareholder’s representatives would not, directly or indirectly: (a) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal (as defined in the Merger Agreement) or take any action that could reasonably be expected to lead to an Acquisition Proposal; (b) furnish any information regarding the Company, the Merger Sub or GTG PC Holdings to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could lead to an Acquisition Proposal; (c) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal; (d) approve, endorse or recommend any Acquisition Proposal; or (e) enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any Acquisition Transaction. Each Shareholder agreed to immediately cease and discontinue, and each Shareholder agreed to ensure that its representatives would immediately cease and discontinue, any existing discussions with any person that relate to any Acquisition Proposal.

The Voting Agreement terminates on the earlier to occur of (the “Termination Date”) of: (i) the date upon which the Merger Agreement is validly terminated in accordance with Section 9.1 of the Merger Agreement; or (ii) the date upon which the Merger becomes effective.

Item 5. Interest in the Securities of Issuer

Pursuant to the Voting Agreement and as more fully discussed above, the Shareholders, which beneficially own 985,401 shares of Common Stock of the Company (representing approximately 26.4% of the issued and outstanding shares of Common Stock of the Company as of February 28, 2005, based upon 3,732,429 shares of Common Stock of the Company outstanding as of such date, as represented by the Company in the Merger Agreement), are required to vote in favor of the Merger and the adoption and approval of the Merger Agreement and the transactions contemplated thereby. The Shareholders also irrevocably appointed Mr. Gores as their proxy to vote the Subject Shares for the matters discussed above. The Voting Agreement also restricts the disposition of the Subject Shares owned by the Shareholders.

For the above stated reasons, Mr. Gores may be deemed to have shared voting power over the Subject Shares along with the Shareholders. The filing of this Schedule 13D shall not be construed as an admission that Mr. Gores is the beneficial owner of the Subject Shares.

Other than entering into the Merger Agreement and the Voting Agreement, Mr. Gores has not effected any transaction in the Common Stock or the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As discussed in Items 3, 4 and 5 above, each of GTG Micron and GTG PC Holdings are parties to the Merger Agreement and Mr. Gores is a party to the Voting Agreement.

Except for the agreements described in this Schedule 13D, to the best knowledge of Mr. Gores, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Gores and any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of its securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1*	Agreement and Plan of Merger dated as of March 21, 2005 among HyperSpace Communications, Inc., Spud Acquisition Corp., GTG-Micron Holding Company, LLC and GTG PC Holdings, LLC.

Exhibit 2*	Irrevocable Proxy and Voting Agreement dated as of March 21, 2005 among GTG-Micron Holding Company, LLC, GTG PC Holdings, LLC and each of John P. Yeros, Mark J. Endry, Mark A. Pougnet, David E. Girard, James M. Gumina, Kent Swanson and BlueStreak 4, LLC.

*	Filed as an exhibit to the Current Report of HyperSpace Communications, Inc. on Form 8-K/A filed with the Securities and Exchange Commission on March 25, 2005 and incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2005

By:	/s/ Alec E. Gores
Alec E. Gores

EXHIBIT INDEX

Exhibit 1*	Agreement and Plan of Merger dated as of March 21, 2005 among HyperSpace Communications, Inc., Spud Acquisition Corp., GTG-Micron Holding Company, LLC and GTG PC Holdings, LLC.

Exhibit 2*	Irrevocable Proxy and Voting Agreement dated as of March 21, 2005 among GTG-Micron Holding Company, LLC, GTG PC Holdings, LLC and each of John P. Yeros, Mark J. Endry, Mark A. Pougnet, David E. Girard, James M. Gumina, Kent Swanson and BlueStreak 4, LLC.

*	Filed as an exhibit to the Current Report of HyperSpace Communications, Inc. on Form 8-K/A filed with the Securities and Exchange Commission on March 25, 2005 and incorporated by reference herein.